                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (RULE 13d - 101)

                    Under the Securities Exchange Act of 1934

                            Switchboard Incorporated
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   871045-10-0
                                   -----------
                                 (CUSIP Number)

                               Angeline C. Straka
               Vice President, Secretary & Deputy General Counsel
                                 CBS Corporation
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 975-3335

    ========================================================================
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  March 2, 2000
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP NO. 089144109

-------------------------------------------------------------------------------
         (1) Name of Reporting Person. S.S. or I.R.S. Identification No. of Above Person

               CBS Corporation
               I.R.S. Identification No. 25-0877540

-------------------------------------------------------------------------------
         (2)   Check the Appropriate Box if a Member of a Group

                                                                       (a) [  ]
                                                                       (b) [  ]

-------------------------------------------------------------------------------
         (3)   SEC Use Only

-------------------------------------------------------------------------------
         (4)   Source of Funds
               00

-------------------------------------------------------------------------------
         (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

                                                                           [  ]

-------------------------------------------------------------------------------
         (6)   Citizenship or Place of Organization             Pennsylvania

-------------------------------------------------------------------------------
Number of      (7)      Sole Voting Power         8,555,498
Shares Bene-
ficially       ----------------------------------------------------------------
Owned by       (8)      Shared Voting Power       None
Each Report-
ing Person     ----------------------------------------------------------------
With           (9)      Sole Dispositive Power    8,555,498

               ----------------------------------------------------------------
               (10)     Shared Dispositive Power  None

               ----------------------------------------------------------------
         (11) Aggregate Amount Beneficially Owned by Each Reporting Person 8,555,498

-------------------------------------------------------------------------------
         (12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [  ]
-------------------------------------------------------------------------------
         (13) Percent of Class Represented by Amount in Row (11) 36% (See response to Item 5)

-------------------------------------------------------------------------------
         (14) Type of Reporting Person       CO

ITEM 1. SECURITY AND ISSUER.

This statement relates to the Common Stock, par value $.01 per share of Switchboard Incorporated ("Issuer"), a Massachusetts corporation whose principal executive office is located at 115 Flanders Road, Westboro, Massachusetts 01581.

ITEM 2. IDENTITY AND BACKGROUND.

The person filing this statement is CBS Corporation ("CBS"), a Pennsylvania corporation whose principal office is located at 51 West 52nd Street, New York, New York 10019.

CBS conducts its business directly and through various subsidiaries. The operations of CBS and its subsidiaries principally relate to television and radio broadcasting, cable programming and outdoor advertising.

During the last five years, neither CBS nor, to the knowledge of CBS, any executive officer or director of CBS, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The attached Schedule I is a list of the directors and executive officers of CBS that contains the following information with respect to each such person:

(a) name;

(b) business address; and

(c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Except for Jan Leschly, who is a Danish citizen, each person identified on
Schedule 1 hereto is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 30, 1999, CBS acquired 7,468,560 shares of common stock of the Issuer (the "Common Stock"), a warrant (the "Warrant") for an additional 1,066,937 shares of Common Stock (the "Warrant Shares") and one share of Series E Special Voting Preferred Stock (the "Preferred Share") pursuant to a Common Stock and Warrant Purchase Agreement dated June 1, 1999, entered into by and among Issuer, CBS and Banyan Systems Incorporated ("Banyan"), the parent of Issuer (the "Purchase Agreement"). As more fully described in response to Item 4, in exchange for the Common Stock, the Warrant and the Preferred Share, CBS paid $5.0 million in cash and will, over a seven year period, provide advertising and promotion of the internet website maintained by Issuer which is accessed via the URL www.switchboard.com (collectively the "Switchboard Site"). The Warrant is exercisable from the date Switchboard completes its initial public offering ("IPO") until the second anniversary of such offering. On March 2, 2000, Issuer completed its IPO. The exercise price of the Warrant is $1.00 per share. In the IPO, CBS acquired an additional 20,000 shares of Common Stock at a price per share of $15.00. The funds for the Common Stock and the Warrant Shares (in the event of an exercise of the Warrant) came from or, it is currently anticipated, will come from general corporate funds.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction is to purchase Common Stock of the Issuer in the amount set forth in Item 3, above, to acquire a Warrant for the purchase of the Warrant Shares in the amount set forth in Item 3, above, and to acquire the Preferred Share in the amount set forth in Item 3, above, in exchange for advertising and promotion, cash and a license to use the "CBS" trademark and "eye" device.

The Purchase Agreement provides that in exchange for the Common Stock, the Warrant and the Preferred Share, CBS will provide (1) advertising and promotion of the Switchboard Site pursuant to an Advertising and Promotion Agreement between CBS and Issuer (the "Advertising Agreement"); (2) a license to use the "CBS" trademark and "eye" device together with the Switchboard mark to identify, market and promote the Switchboard Site pursuant to a license agreement ("License Agreement") between CBS and Issuer (the "License"); and (3) $5.3 million in cash. The Warrant may be exercised, in whole or in part, at any time prior to the second anniversary of the Issuer's IPO, which was March 2, 2000.

The Preferred Share entitles CBS to elect that number of members to the Issuer's board of directors, rounded down to the nearest whole number, as equals CBS' fully diluted ownership percentage of Common Stock. Currently, this means that CBS can currently designate two director positions. The number of directors determined by this formula may not be less than one at any time when the License Agreement is in effect and may not be greater than the maximum number which would constitute a minority of the board of directors. In addition, even if CBS does not own any Common Stock, CBS is entitled to elect one director so long as the License Agreement is in effect. The Preferred Stock terminates upon the first to occur of:

         o the date on which CBS no longer owns any of the Issuer's securities and the License Agreement is no longer in effect;

         o the date on which a competitor of Issuer owns more than 30% of the common stock or securities representing more than 30% of the voting power of CBS; and

         o the date on which the share of Series E preferred stock is owned by a person other than CBS or an entity controlling, controlled by or under common control with CBS.


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


During the seven year term of the Advertising Agreement, CBS will arrange for the placement of advertising and promotion of the Switchboard Site across all of CBS' media properties (collectively "Media Properties"). CBS' advertising and promotion commitment is divided into seven one-year periods during the term of the agreement. CBS' commitment during the first three years of the agreement is $13.0 million per year and during the last four years of the agreement is $14.0 million per year. Issuer may carry forward to a subsequent period up to 35% of the advertising value to which we are entitled during any one-year period. However, CBS is not obligated to provide advertising value aggregating more than $18.9 million during any one-year period. The value of advertising and promotion services provided by CBS is generally determined by reference to the average price paid by others to CBS for comparable advertising and promotion.

For the ten-year term of the License, CBS granted Issuer a non-exclusive license to use the "CBS" trademark and "eye" device together with the Switchboard mark to identify, market and promote the Switchboard Site. Under the License Agreement, CBS will retain approvals rights over the use and presentation of its trademarks. The License Agreement expires on June 30, 2009. CBS may terminate the agreement before the end of its term upon certain events.

The License Agreement provides for the joint ownership of domain names for the Switchboard website featuring both the "CBS" and "Switchboard" trademarks and contains provisions governing the use of those domain names following any termination or expiration of the License Agreement.

In addition to entering into the Purchase Agreement, the Advertising Agreement and the License Agreement, Issuer and CBS entered into a series of equity-related agreements. The equity related agreements are:

Right of First Refusal Agreement. This agreement restricts CBS' right to transfer its shares of Common Stock. Under this agreement:

         o prior to the first anniversary of Issuer's IPO, if CBS wishes to sell any of its shares of Common Stock, it must first offer them to Issuer and then to Banyan; and

         o prior to June 30, 2001, if the License Agreement or the Advertising Agreement has terminated for any reason and CBS wishes to sell any of its Common Stock, Issuer has the right of first refusal to buy those shares on the same terms that a third party identified by CBS has offered to buy the shares and Banyan has a right of first refusal if Issuer does not first exercise its right.


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



Stockholders' Voting Agreement. Under this agreement CBS has agreed to vote all of its Common Stock to elect to Issuer's board of directors a number of persons designated by Banyan as would represent a majority of Issuer's board of directors. This agreement terminates on the first to occur of:

            o  July 2, 2001;

            o the date on which CBS has required Banyan to transfer its shares of Issuer common stock to a trustee pursuant to the mandatory transfer provisions contained in the Advertising Agreement; and

            o the first business day after any person beneficially owns or controls more of Issuer's voting power than Banyan does.

CBS has agreed that any transfer by it of shares of Common Stock will require the person receiving the shares to be bound by the Stockholders Voting Agreement, except that CBS may transfer shares free of the obligations imposed by this agreement if, after giving effect to such transfer, CBS would continue to own shares subject to this agreement that represent at least 25% of Issuer's outstanding Common Stock. Banyan has agreed, during the term of this agreement, to retain shares of Common Stock that represent at least 25% of our outstanding Common Stock.

Registration Rights Agreement. Under this agreement, Issuer granted demand and incidental registration rights to CBS. The demand registration rights, which allow CBS to require Issuer to file a registration statement on CBS' behalf, may be exercised beginning after the first anniversary of the closing of Issuer's IPO. The incidental registration rights, which allow CBS to include shares in registration statements that Issuer files on its own initiative or at the request of other stockholders, are effective following the closing of Issuer's IPO.

Any description of the Purchase Agreement, the Warrant, the Advertising Agreement, the License or the equity based agreements contained herein are qualified in their entirety by reference to the applicable agreements, which are attached as Exhibits hereto.

CBS has no present plan or proposal with respect to the disposition of any Common Stock. CBS may in the future implement a different course of action depending upon such criteria as may be significant to CBS.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

CBS owns 8,555,498 shares of Common Stock of Issuer which represents 36% of the Common Stock of Issuer as of March 2, 2000. The number of shares beneficially owned by CBS includes 1,066,937 shares of Common Stock issuable upon exercise of the Warrant, which is immediately exercisable. CBS will hold sole voting and investment power with respect to such Common Stock.


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


Except as described above, neither CBS, nor, to its knowledge, any of the persons named in Schedule 1 beneficially owns any shares of Common Stock of the Issuer or has effected any transactions in the Common Stock of the Issuer in the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth under items 3 and 4 above and the Exhibits attached hereto are incorporated by reference.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Stock Purchase Agreement, as amended, dated June 1, 1999 by and among CBS, Issuer and Banyan is hereby incorporated by reference to Exhibit 10.4 to Issuer's Registration Statement No. 333-90013 on Form S-1 filed with the Securities and Exchange Commission on October 29, 1999

Exhibit 2: Amendment No. 2 to the Stock Purchase Agreement is hereby incorporated by reference to Exhibit 10.4A to Issuer's Registration Statement No. 333-90013 on Form S-1 filed with the Securities and Exchange Commission on October 29, 1999

Exhibit 3: Warrant is hereby incorporated by reference to Exhibit 10.7 to Issuer's Registration Statement No. 333-90013 on Form S-1 filed with the Securities and Exchange Commission on October 29, 1999

Exhibit 4: Advertising Agreement between CBS and Issuer is hereby incorporated by reference to Exhibit 10.5 to Issuer's Registration Statement No. 333-90013 on Form S-1 filed with the Securities and Exchange Commission on October 29, 1999

Exhibit 5: License Agreement between CBS and Issuer is hereby incorporated by reference to Exhibit 10.6 to Issuer's Registration Statement No. 333-90013 on Form S-1 filed with the Securities and Exchange Commission on October 29, 1999

Exhibit 6: Right of First Refusal Agreement is hereby incorporated by reference to Exhibit 10.9 to Issuer's Registration Statement No. 333-90013 on Form S-1 filed with the Securities and Exchange Commission on October 29, 1999

Exhibit 7: Registration Rights Agreement between CBS and Issuer is hereby incorporated by reference to Exhibit 10.8 to Issuer's Registration Statement No. 333-90013 on Form S-1 filed with the Securities and Exchange Commission on October 29, 1999


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



Exhibit 8: Shareholders' Voting Agreement between CBS and Issuer is hereby incorporated by reference to Exhibit 10.11 to Issuer's Registration Statement No. 333-90013 on Form S-1 filed with the Securities and Exchange Commission on October 29, 1999




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                Date: March 10, 2000.

                                CBS CORPORATION


                                --------------------------------------
                                Name: Angeline C. Straka
                                Title: Vice President and Deputy General Counsel


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



                                  SCHEDULE 1-A

                       Name, Business Address, and Present
                      Principal Occupation or Employment of
                     the Directors and Executive Officers of
                                 CBS Corporation
                                 ---------------

                                    Directors
                                    ---------


                                             Present Principal Occupation and
Name and Business Address                    Address of Employment
-------------------------                    ---------------------
George H. Conrades                           Chairman and CEO
201 Broadway                                 AKAMAI Technologies
Cambridge, MA  02139                         201 Broadway
                                             Cambridge, MA  02139

Martin C. Dickinson                          Retired Senior Vice President
P. O. Box 7078                               Scripps Bank
Rancho Santa Fe, CA 92067                    P. O. Box 7078
                                             Rancho Santa Fe, CA  92067

William H. Gray III                          President and Chief Executive Officer
The College Fund/UNCF                        The College Fund/UNCF
8260 Willow Oaks Corporate Drive             8260 Willow Oaks Corporate Drive
P. O. Box 10444                              Fairfax, VA 22031
Fairfax, VA 22031

Mel Karmazin                                 President & Chief Executive Officer,
CBS Corporation                              CBS Corporation
51 W. 52nd Street                            Chairman, President & Chief Executive Officer,
New York, NY 10019                           Infinity Broadcasting Corporation
                                             51 West 52nd Street
                                             New York, NY 10019


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


                                               Present Principal Occupation and
Name and Business Address                      Address of Employment
-------------------------                      ---------------------
Jan Leschly                                    Chief Executive
SmithKline Beecham                             SmithKline Beecham
P. O. Box 7929                                 P. O. Box 7929
Philadelphia, PA 19101                         Philadelphia, PA 19101

David T. McLaughlin                            Chairman, CBS Corporation
The Gallery - Suite 205                        Chairman and Chief Executive Officer
46 Newport Road                                Orion Safety Products
New London, NH 03257                           The Gallery - Suite 205
                                               46 Newport Road
                                               New London, NH 03257

Leslie Moonves                                 President and Chief Executive Officer,
CBS Corporation                                CBS Television
7800 Beverly Boulevard                         7800 Beverly Boulevard
Los Angeles, CA  90036                         Los Angeles, CA  90036

Richard R. Pivirotto                           President
Richard R. Pivirotto Co., Inc.                 Richard R. Pivirotto Co., Inc.
111 Clapboard Ridge Rd.                        111 Clapboard Ridge Rd.
Greenwich, CT  06830                           Greenwich, CT  06830

Raymond W. Smith                               Chairman
Rothschild North America Inc.                  Rothschild North America Inc.
1251 Avenue of the Americas                    1251 Avenue of the Americas
New York, NY  10020                            New York, NY  10020

Patty Stonesifer                               Co-chair and President
Bill and Melinda Gates Foundation              Bill and Melinda Gates Foundation
P. O. Box 23350                                P. O. Box 23350
Seattle, WA  98102                             Seattle, WA  98102

Paula Stern                                    President
The Stern Group, Inc.                          The Stern Group, Inc.
3314 Ross Place NW                             3314 Ross Place NW
Washington, DC 20008                           Washington, DC 20008

Robert D. Walter                               Chairman and Chief Executive Officer
Cardinal Health, Inc.                          Cardinal Health, Inc.
7000 Cardinal Place                            7000 Cardinal Place
Dublin, OH 43017                               Dublin, OH 43017



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


                               Executive Officers
                               ------------------

                                            Present Principal Occupation and
Name, Tile and Business Address             Address of Employment
-------------------------------             ---------------------
Mel Karmazin                                President & Chief Executive Officer,
CBS Corporation                             CBS Corporation
51 W. 52nd Street                           Chairman, President and Chief Executive Officer,
New York, NY 10019                          Infinity Broadcasting Corporation
                                            51 West 52nd Street
                                            New York, NY 10019

Louis J. Briskman                           Executive Vice President and General Counsel
CBS Corporation                             CBS Corporation
51 West 52nd Street                         51 West 52nd Street
New York, NY 10019                          New York, NY 10019

Robert G. Freedline                         Vice President & Controller
CBS Corporation                             CBS Corporation
51 West 52nd Street                         51 West 52nd Street
New York, NY 10019                          New York, NY 10019

Fredric G. Reynolds                         Executive Vice President and
CBS Corporation                             Chief Financial Officer
51 West 52nd Street                         CBS Corporation
New York, NY 10019                          51 West 52nd Street
                                            New York, NY 10019

Leslie Moonves                              President and Chief Executive Officer,
CBS Corporation                             CBS Television
7800 Beverly Boulevard                      7800 Beverly Boulevard
Los Angeles, CA  90036                      Los Angeles, CA  90036

Farid Suleman                               Senior Vice President, Finance & Treasurer,
CBS Corporation                             CBS Corporation
40 W. 57th Street                           Executive Vice President, Chief Financial Officer
New York, NY  10019                         and Treasurer,
                                            Infinity Broadcasting Corporation
                                            40 W. 57th Street
                                            New York, NY  10019



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